UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __ )*

Ikena Oncology, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
45175G108
(CUSIP Number)
October 11, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45175G108

1	NAMES OF REPORTING PERSONS Gilead Sciences, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	2,931,467
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	2,931,467
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		2,931,467
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		6.7%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		CO

* This percentage is calculated based on (i) 886,544 shares of common stock, par value $0.001 per share, of the Issuer (“Common Stock”) issued to Gilead Sciences, Inc. on August 4, 2023, (ii) 2,044,923 shares of Common Stock into which an equivalent number of shares of Series A preferred stock held by Gilead Sciences, Inc. were automatically converted on October 16, 2023 and (iii) 43,833,484 shares of Common Stock outstanding as of September 8, 2023, as disclosed in the Issuer’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission (the “SEC”) on September 25, 2023.

CUSIP No. 45175G108

SCHEDULE 13G

Item 1.
(a)	Name of Issuer:
Ikena Oncology, Inc. (the “Issuer”).
(b)	Address of Issuer’s Principal Executive Offices:
645 Summer Street, Suite 101 Boston, MA 02210
Item 2.
(a)	Name of Person Filing:
Gilead Sciences, Inc. (the “Reporting Person”).
(b)	Address of Principal Business Office or, if None, Residence:
333 Lakeside Drive Foster City, California 94404
(c)	Citizenship:
Delaware
(d)	Title and Class of Securities:
Common stock, par value $0.001
(e)	CUSIP No.:
45175G108

CUSIP No. 45175G108

Item 3.
(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	[ ]	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________.
Item 4.	Ownership The Reporting Person is the record holder of the reported shares of common stock.
	(a)	Amount beneficially owned:	2,931,467
	(b)	Percent of Class:	6.7%*
	(c)	Number of shares as to which the person has
	(i)	Sole power to vote or direct the vote:	2,931,467
	(ii)	Shared power to vote or to direct the vote:	0
	(iii)	Sole power to dispose or to direct the disposition of:	2,931,467
	(iv)	Shared power to dispose or to direct the disposition of:	0

CUSIP No. 45175G108

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ]
Item 6.	Ownership of more than Five Percent on Behalf of Another Person.
Not applicable
Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company.
Not Applicable
Item 8.	Identification and classification of members of the group.
Not applicable
Item 9.	Notice of Dissolution of Group.
Not applicable
Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

This Schedule 13G is being filed by the Reporting Person.

*This percentage is calculated based on (i) 886,544 shares of Common Stock issued to Gilead Sciences, Inc. on August 4, 2023, (ii) 2,044,923 shares of Common Stock into which an equivalent number of shares of Series A preferred stock held by Gilead Sciences, Inc. were automatically converted on October 16, 2023 and (iii) 43,833,484 shares of Common Stock outstanding as of September 8, 2023, as disclosed in the Issuer’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on September 25, 2023.

CUSIP No. 45175G108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2023

GILEAD SCIENCES, INC.

By:	/s/ Andrew Dickinson
Name:	Andrew Dickinson
Title:	Chief Financial Officer